Exhibit 2.11

English Translation of Lease Agreement

Fusina Lease and Operations Agreement

Lease Agreement

BETWEEN

“Alcoa Servizi S.r.l.”, with its registered office in Milan, piazza Giuseppe Missori n. 2, share capital 5,000,000 Euros, entirely paid-up, registration number in the Company Register of Milan and taxpayer identification number: 00859860157, registered in the Economic Administrative Register of Milan under No. 744688, in the person indicated in the authentication (hereinafter, for the sake of brevity, referred to as the “Lessor”)

- on the one hand -

AND

“Fusina Rolling S.r.l.”, with its registered office in Milan, piazza Giuseppe Missori n.2, share capital 1,000,000.00 Euros, entirely paid-up, registration number in the Company Register of Milan and taxpayer identification number: 09391220960, registered in the Economic Administrative Register of Milan under No. 2087178, in the person indicated in the authentication (hereinafter, for the sake of brevity, referred to as the “Lessee”)

- on the other hand -

Art. 1)	By way of this agreement the Lessor leases to The Lessee, that accepts, the following portions of properties in the Municipality of Venice, City Malcontenta , Via Elettronica n . 31 , consisting in the rolling mill plant (for the production of rolled aluminum products) and foundry—primary ( for the secondary aluminum production ), with the exclusion of the command area on Fg.193 mapp.19 sub.2—as well as of the specified portions in the maps, as well as buildings and equipment accessories and related pertaining areas (the “Building”) all identified the Cadastre of the City of Venice as follows :

[Translation Note – the rest of this Art 1 is the property description in Italian that describes the parcels that make up the approximately 288,400 square meters of leased land for the rolling operation.]

Laminatoio ** Foglio 193 (centonovantatre), mappale 29 (ventinove) graffato con Foglio 193 (centonovantatre), mappale 38 (trentotto) e con Foglio 193 (centonovantatre), mappale 144 (centoquarantaquattro) subalterno 1 (uno) e con Foglio 193 (centonovantatre), mappale 160

(centosessanta) e con Foglio 193 (centonovantatre), mappale 499 (quattrocentonovantanove) e con Foglio 193 (centonovantatre), mappale 501 (cinquecentouno), subalterno 1 (uno) e con Foglio 193 (centonovantatre), mappale 848 (ottocentoquarantotto), via Elettronica n.31, Piano: S1-T-1, Zona censuaria 9, Categoria D/1, Rendita catastale euro 295.724,00 (Classamento e rendita proposti ex D.M.701/94); ** Foglio 193 (centonovantatre), mappale 501 (cinquecentouno), subalterno 2 (due), Categoria F/1 (area urbana), mq.1568, via Elettronica n. 31, piano T. Fonderia-Primario ** Foglio 193 (centonovantatre), mappale 19 (diciannove), subalterno 2 (due) graffato con 1 mappale 39 (trentanove) subalterno 1 (uno) e con Foglio 193 (centonovantatre), mappale 206 (duecentosei), via Elettronica n.33, piano: S1-T-1-2-3-4, Zona censuaria 9, Categoria D/1, Rendita catastale euro 499.172,00, ** Foglio 193 (centonovantatre), mappale 39 (trentanove), subalterno 2 (due), Zona censuaria 9, via Elettronica n.33, piano T, Categoria D/1, Rendita catastale euro 1.370,00, ed al Catasto Terreni come segue: * Foglio 193 (centonovantatre), mappale 501 (cinquecentouno), ente urbano, ha 9.36.15, in partita 1, * Foglio 193 (centonovantatre), mappale 19 (diciannove), ente urbano, ha 42.64.12, in partita 1, * Foglio 193 (centonovantatre), mappale 39 (trentanove), ente urbano, ha 1.03.40, in partita 1, * Foglio 193 (centonovantatre), mappale 206 (duecentosei), ente urbano, ha 0.77.90, in partita 1, * Foglio 193 (centonovantatre), mappale 29 (ventinove), ente urbano, ha 0.07.10, in partita 1, * Foglio 193 (centonovantatre), mappale 38 (trentotto), ente urbano, ha 0.49.90, in partita 1, * Foglio 193 (centonovantatre), mappale 144 (centoquarantaquattro), ente urbano, ha 1.62.10, in partita 1, * Foglio 193 (centonovantatre), mappale 160 (centosessanta), ente urbano, ha 0.11.70, in partita 1, * Foglio 193 (centonovantatre), mappale 499 (quattrocentonovantanove), ente urbano, ha 6.88.75, in partita 1, * Foglio 193 (centonovantatre), mappale 848 (ottocentoquarantotto), ente urbano, ha 0.72.30, in partita 1. Confini dell’intero compendio immobiliare (laminatoio, primario e accessorio) da nord verso sud in senso orario: altro foglio—mappali 233, 322, 317, 307, 312, 294, 346, 341, 282, 303, 280, 300, 339, 351, 337, 361, 332, 330, 328, 887, 890, 1108, 1107, 1106, 1112, 1111, 1110, 1109, 1001, 1100, 1099, 951, 1097, 1096, 1095, 1094, 1093, 1092, 1091, 1090, 1089, 1088, 1087, 1086, 1085, 1084, 1083, 1082, 1081, 1080, 1079, 1078, 1077, 1076, 879, 891, 892, 548, 550, 357, 546, 297, 274, 293, 553,551 e 552—altro foglio. L’Immobile è rappresentato: * quanto al Laminatoio in una planimetria composta da 16 schede, * quanto alla Fonderia-Primario in due planimetrie composte quanto al mapp.39/sub.2 da scheda unica e quanto al mapp.19/sub.2 da 42 schede delle quali le schede n.1-2-5-8-15 e da 20 a 40 ambo incluse rappresentano porzioni non oggetto della presente locazione così come è esclusa dalla locazione la zona comandi della pesa insistente sul Fg.193 mapp.19 sub.2 (piccola porzione rappresentata nella scheda 3), planimetrie al presente allegate quale Allegato “A” in unico fascicolo per formare integrante del presente contratto unitamente alla Planimetria Generale Individuazione Fabbricati ed alle visure catastali.

represented in the plans annexed hereto under letter “A” that form an integral part of this act.

Art. 2)	The lease has a duration of 20 (twenty) years from August 1st, 2016 to July 31st, 2036. The agreement may be renewed for an additional ten years on request from the Lessee, provided that the renewal request is received by the Lessor at least 12 months prior to the original expiry and/or the subsequent renewal. It is understood that the Lessee may in no event modify the type of use of the property, as the lease is stipulated solely to allow the Lessee, who commits on this, to carry out mill and casthouse activities. The parties agree that the present agreement supersedes the previous lease agreement signed on October 1st, 2001, n. 3485 Agenzia delle Entrate di Monza 1 on May 16, 2002, between the Lessor and Alcoa Trasformazioni s.r.l. that has been replaced by Fusina Rolling s.r.l. according to article 36 of law 392/78.

Art. 3)	The annual rental fee for the lease is set at 720.000 Euros, to be paid, at the domicile of the Lessor, in deferred monthly installments of 60.000 Euros plus VAT, as indicated in more detail in Art. 12 below. The rental fee will be subject to annual adjustment according to the inflation index published by ISTAT (the Italian Statistical Institute), at the rate of 75% of that index as provided for by Art. 32 of Law 392/1978.

Art. 4)	The buildings described above are leased with the structures, appurtenances and technical systems located in the same and in the areas connected to the building and that are also covered by this agreement, as well as all of the structures, facilities, infrastructures and subservices indicated in Annex B that are located on the property of the Lessor including outside of the leased areas but that serve the area subject to the lease. As a consequence the Lessor undertakes to maintain in function for the entire duration of this lease those structures, facilities, infrastructures and subservices located on areas it owns outside the areas covered by the lease without obligation of maintenance. The Lessor is also granted the right to use the objects indicated in Annex C.

The Lessor shall also carry out, at its own responsibility and expense, the works indicated in Annex D, and the Lessee shall carry out, at its own responsibility and expense, the works and activities indicated in Annex E. In relation to the works indicated in Annex E, the Lessor may carry out in favor of the Lessee activities of EPCM (Engineering, Procurement and Construction Management) if requested by the latter. Any such additional activities to be carried out by the Lessor shall be governed by a separate agreement. The right to lease the areas and the buildings and the related appurtenances is granted to the Lessee with the only purpose to allow the latter to conduct its business in the Plant where it exercises its productive activities (mill and casthouse). The Lessee commits himself to continue to run the mentioned productive activities for the entire duration of this agreement. The renewal of the lease shall be granted provided that a) the productive activities on the site (operation of mill and casthouse) are still operating at the time of application for renewal, and b) the latter is in full compliance with this agreement.

Art. 5)	For the duration of the lease, all costs related to ordinary and extraordinary management and maintenance of buildings, appurtenances, roads, structures and all infrastructure transferred, or used in whole or in part by Lessee, shall be borne entirely by the Lessee. With reference to structures and infrastructures used in part by the Lessee and in part by the Lessor, the related expenses shall be borne by the parties proportionate to the percentage of use, as will be better defined in a separate agreement.

Art. 6)	The lease will automatically terminate as per art. 1456 of the Civil Code even before the expiry of the agreement in the case of Total Closure of the activities as defined in Art. 7, even if the demolition and reclamation works of buildings, structures and existing systems, and the soil and subsoil below the buildings as provided for by Art. 8 below, have not been concluded yet. In this case, the Lessee shall continue to occupy the area for an additional period (the so called “Extension Period”), save a contrary decision of the Lessor, as necessary for the completion of the cited demolition and reclamation works, save the obligation to continue to pay the rent pursuant to Art. 1591 of the Civil Code and the right of the Lessor to request damages due to the delay in return. In any case, during the Extension Period, the Lessor shall have the right to demand immediate return of the subject of the lease at any time. In that case, the Lessor shall have the right to complete the demolition and reclamation works, charging the Lessee for the related costs, except for the right to claim for any additional damage. The foregoing shall apply also in the case in which the closure regards only some of the parts of the Plant (and therefore is limited to the mill or to the casthouse, the so-called “Partial Closure”), limited to buildings and areas subject to termination of the activity. In that case the lease will continue only for the part of the property not affected by the Partial Closing, upon stipulation of a new lease agreement. The intention to undertake the Total Closure or the Partial Closure must be communicated by the Lessee to the Lessor one year in advance.

Art. 7)	The Closure and/or Partial Closure shall be considered causes for the termination of the agreement as per art. 1456 of the Civil Code to be enforced by the Lessor. Total Closure and/or Partial Closure shall be deemed as intervened in the case of: i) failure to request renewal of concessions, such as regarding state property, that are indispensible for the exercise of the activity; ii) expiry not followed by renewal of the authorizations necessary for the exercise of the activity; iii) after five years from the effective termination of production of the mill and/or casthouse, securely and seamlessly intervened. In case of Total Closure not attributable to the Lessee, Lessor shall be entitled to terminate this agreement. In case of Partial Closure not attributable to the Lessee the Lessor shall be entitled to terminate this agreement with reference to the part of the plant where the activity is ceased, and the parties shall modify this agreement accordingly or shall stipulate a new agreement for the part of the plant still operated.

Art. 8)	By the deadline provided above for the termination of the lease, or in the three years following the Total Closure or Partial Closure of the activity, and in any event prior to the return of leased assets, the Lessee shall, unless otherwise decided by the Lessor and/or their successors in title, i) Reclaim and demolish, at its own expense, the buildings, systems and structures located on the leased areas and the subsoil, at its own responsibility and expense, according to a plan that must be approved in advance by the Lessor and the competent bodies. The demolition shall affect the parts both elevated and in contact with the ground and shall include the removal from the site of any material and waste; ii) Carry out, at its own expense, the reclamation as defined by article 240 of Legislative Decree No. 152/2006, of the soil and subsoil below the buildings and the leased areas according to the laws which are applicable at the time of termination of the lease and regardless of any supervening changes in law. Reclamation shall be deemed completed upon release of the certification of completed reclamation. The reclamation shall be carried out according to the industrial and commercial use of the site. The leased areas, unless otherwise prescribed by the Lessor and/or its successors in title, shall be returned to the Lessor at the end of reclamation of the soil and subsoil and after the anticipated demolitions, free of structures, waste, people or objects related to the mill and the casthouse and in general to the Lessee’s activities. The above shall apply also in the case of Partial Closure, limited to buildings and areas subject to the cessation of the activities.

Art. 9)	For the period necessary to build the new buildings and plants as listed below, to substitute those currently used, currently estimated as no more than 9 months following the execution of this agreement, the Lessee shall maintain the temporary right to use under gratuitous loan the following structures, with the obligation to perform ordinary and extraordinary maintenance and cover operating expenses, subject to prior written authorization from the Lessor which shall consent to the possible interventions:

•	Canteen based in the primary sector

•	Changing room based in the primary sector

•	Office rooms (to be agreed) based in the primary sector

•	Vehicle weighing based in the primary sector

•	Outdoor Parking based in the primary sector

•	Pedestrian access and lodge based in the primary sector

•	Building located in the primary area, east of the casthouse

Art. 10)	The lease may not be sublet or assigned; therefore the lease may be transferred to third parties only together with the current production (business or business unit) carried out in the areas subject to this lease, provided that the third party gives adequate an financial guarantee, as approved by the Lessor, with respect to the payment of the rental fees and with respect to coverage of the costs for the demolition of buildings and reclamation of the soil and subsoil as of the entire or partial termination of the lease. The violation of this clause shall give the Lessor the right to terminate the lease pursuant to Art. 1456 of the Civil Code.

Art. 11)	The Parties undertake not to introduce any changes in usage or modification of the approved use of the properties that may have a negative impact on the activities of the other party and on the enjoyment of their properties.

Art. 12)	In the case that the Lessor intends to dispose of the property of the soil and subsoil before the expiry of the lease for any reason, the Lessee shall be informed in advance in order that it can also formulate a purchase offer, without however having any right of first refusal. The parties mutually undertake not to eliminate services, facilities or infrastructure of common use without a prior agreement. The Lessee can execute on all the leased assets all the improvements and additions which it considers useful or appropriate, provided they do not create additional burdens or costs for the Lessor and do not have an adverse environmental impact. All the improvements and additions made by the Lessee, authorized or not by the Lessor, shall remain definitively acquired by the Lessor without the payment of any compensation and/or reimbursement to the Lessee, in derogation of the provisions of Arts. 1592 and 1593 of the Civil Code, without prejudice to the Lessor’s right to request restoration of the previous condition of the premises at the responsibility and expense of the Lessee.

Art. 13)

  The parties shall negotiate in good faith a separate agreement that will govern in more detail the use of the common services, facilities and infrastructure, the definition of an annual budget for the same, the ways in which the parties themselves will have to deal with the Authorities and the competent bodies. Notwithstanding the fact that each party is solely responsible for obtaining authorizations and permits related to its activities, the parties undertake to provide mutual cooperation for obtaining permits, licenses and authorizations for the obtaining of which the involvement of the other party becomes necessary. The Lessor shall always have right of access at any time to the leased areas, even in order to verify their condition, upon request with reasonable notice.

Art. 14)	The Lessee undertakes to construct at its own responsibility and expense a sewer system complying with legislation and regulations and local rules for the collection of rain water and water from the casthouse process so as to become independent with respect to the current sewer system for rainwater serving principally the areas not leased. The Lessee undertakes to initiate and complete the works in the shortest time technically possible after the communication from the competent bodies of the new point where those works are to discharge the water collected.

Art. 15)	The Lessee shall allow the Lessor and any future owners of the area facing the leased area to draw industrial water from its own distribution network according to the quantities and methods that shall be agreed in a separate and specific agreement, stated that the Lessor’s drawing rights shall not be denied. The works that will be necessary to draw the industrial water shall be under the responsibility and burden of the Lessor or the future owners. The costs of operation and maintenance of the works and systems for drawing and distributing industrial water that are specifically for the use of the Lessor or of potential new owners shall be under the responsibility and expense of the same.

Art. 16)	If the Lessee intends to use the currently existing railway infrastructure within the leased areas, it shall carry out at its own responsibility and expense every action and the works for adaptation, upgrading and maintenance. Where necessary, the Lessee shall sign at its own expense and responsibility appropriate service contracts with the Authority competent for railway interchange (the so called “Ente Raccordo Ferroviario”) or with other competent bodies. The Lessee shall allow the Lessor and any future owners of the area owned by the Lessor and not covered by this agreement, to use said infrastructure in accordance with arrangements to be agreed on in a specific separate agreement, stated that the right of use of the Lessor or any future owners shall not be denied. It is in any case agreed that the Lessee shall provide the Lessor with electricity and drinking water until the latter has its own autonomous supply and distribution systems. It is in any case agreed that the Lessee shall provide for free the Lessor’s contractors with drinking and industrial water. The supplies will be provided based on the methods and quantities that shall be agreed in a separate and specific agreement.

Art 17)	Without prejudice to the reclamation obligation for the Lessee under Article 8 above, the Lessee acknowledges and agrees that the Lessor may carry out on the leased areas the environmental interventions authorized by the attached Directorial decree of June 5, 2014—Ref. n. 5036/TRI/DI/B of the General Manager of the General Management for the Protection of Land and Water Resources of the Ministry of Environment regarding the site of National Interest (aka SIN) of Venice Porto Marghera, with which the “Remediation Operating Process unitary document” was approved pursuant to the meeting of regional authorities of the June 17, 2013 (the “Reclamation Operating Process”) that the parties declare to know and copy of which was previously delivered to the Lessee,, and waives any actions, claims or complaints connected to any inconvenience and usage restrictions it could incur because of the execution of these interventions. In no case shall the Lessee object to the execution of the aforementioned works, nor any actions that could result in delays in the completion of the same. Access to the areas and their temporary use for the implementation of environmental measures mentioned by the cited decree shall be regulated in a separate agreement. Upon completion of the soil reclamation works, the Lessee shall guarantee access to the Lessor and to contractors appointed by the latter to perform any maintenance and/or monitoring activities in accordance with any orders of the competent bodies.

Art. 18)	The Lessee also agrees and acknowledges that the leased areas shall be used by the Lessor, without any prejudice to the Lessee, for ancillary and instrumental activities to those for the demolishing of the buildings owned by the Lessor and not covered by this agreement.

Art. 19)	Any excavation work that the Lessee should conduct on the leased areas shall be carried out in compliance with local and national regulations (e.g. the Marghera Protocol) as well with the conditions imposed in the Site Specific Risk Analysis that the parties declare to know and copy of which was previously delivered to the Lessee. In any case, any excavation works shall be previously agreed on between the parties and authorized by the Lessor, although any costs of excavation and the disposal of the excavated materials shall be borne by the Lessee.

Art. 20)	Costs relating to pumping and treating of groundwater arising from the realization of the containment works shall be borne by both parties in their remit and according to any administrative provisions and/or private agreements that may apply in the future to Fusina area. Each party, at their own responsibility and expense, shall realize, manage and maintain controlling and management works of the ground water level located in the relevant area.

Art. 21)	The Lessee shall strictly adhere to all applicable environmental rules, including those relating to the management of discharges of waste water, emissions into the atmosphere, of waste management and the protection and reclamation of the soil, subsoil, ground and surface waters, and avoid any pollution of the environmental matrices, including surface water and seawaters. The Lessee shall indemnify and hold harmless the Lessor from any damages, costs, responsibility and sanctions related to or otherwise resulting from spills, emissions, pollution, contamination, fumes and environmental harm typically caused or brought about and/or otherwise related by the performance of the Lessee’s activities. The Lessee shall promptly notify the Lessor of any phenomena that could entail the risk of pollution and/or the potential contamination of environmental matrices. The Lessee shall also promptly notify the competent authorities and adopt all necessary precautionary, securing and reclamation measures that may be necessary. The Lessee shall also strictly abstain from any activities that might result in the increase of the current values of the contamination of soil, subsoil and groundwater, as indicated in the results of the characterization plan based on which the “Reclamation Operating Process” has been drafted and approved by the competent authorities. The Lessee shall be solely responsible in this respect, also for the prevention, securing and reclamation that may be required.

Art. 22)	The Lessee, following the visit to the property and the inspections carried out, states that the leased premises are in good condition, including the existing systems, and are suitable for the use indicated in the agreement.

Art. 23)	The Lessee is appointed the custodian of the leased property, and must maintain the same with the diligence of a prudent person.

Art. 24)	The Lessee may make only those alterations, innovations and improvements to the leased property, without the prior written consent of the Lessor, including those necessary for the existing systems, that are necessary for the proper and efficient conduct of the activity carried out in the property itself, and/or that become necessary for workplace safety and hygiene and/or to adapt the property, the objects and the systems to current or future legislation. Any other modifications must be agreed upon with the Lessor, that undertakes not to deny consent without serious, grounded reasons.

For any improvements and additions present as of the date of return of the premises covered by this agreement nothing shall be due to the Lessee, pursuant to Art. 12 above.

Art. 25)	The Lessee must in any event allow the Lessor and its representatives to access the leased property unit in order to verify compliance by the Lessee with the obligations under its responsibility pursuant to this agreement, relating to the type of use and the state of repair.

Art. 26)	The costs for stamp duties and receipts and registration costs shall be borne by the Lessee.

For this agreement concerning buildings that are commercial by nature, the Lessor declares, pursuant to Art. 35, paragraph 8 of Law 248/2006 converted by Decree Law 223/2006, that it exercises the option to subject the rental fee to VAT in accordance with Art. 10, paragraph 1, number 8 of Presidential Decree 633/72; therefore this agreement, pursuant to Art. 5, paragraph 1, letter a-bis) of the Rate Schedule, first part, of Presidential Decree No. 131 of April 26, 1986, is also subject to the proportional registry fee at the rate of one per cent (1%) to be applied to the fee for each year of the lease.

Art. 27)	Any matters not covered by this Agreement shall be governed by the provisions of Law 392/1978 to the extent applicable, and by the provisions of the Civil Code. Any amendments to Law 392/1978 shall entail the respective adaptation of the understandings in this agreement.

Art. 28)	No amendments may be made to this agreement unless they are made and can be proven by a written document. This agreement annuls and substitutes any previous agreements between the parties on the same subject matter.

Art. 29)	The parties undertake to stipulate, as soon as the necessary land registry, urban planning and construction documentation is prepared, a contract establishing a surface right, that will regard the same properties covered by this lease, that contains the provisions indicated in Annex F. The cited contract shall substitute this agreement and enter into effect on the date of its stipulation in the forms provided for by law.

Art. 30)	Any disputes shall be under the exclusive jurisdiction of the Courts of Milan, without prejudice to any mandatory provisions of law.

Art. 31)	The parties acknowledge that they have discussed and negotiated all of the clauses of this agreement, one by one and jointly, excluding none, and thus the regulations of Arts. 1341 and 1342 of the Civil Code shall not apply.

Art. 32)	Assessment of energy performance of the buildings. With reference to current regulation, the originals of seven Attestati di Prestazione Energetica are attached in Annex G for buildings part of this agreement that were entered in the regional energetic database: on July 15, 2016 ID n. 74085/2016; on July 15, 2016 ID n. 74090/2016; on July 15, 2016 ID n. 74050/2016; on July 15, 2016 ID n. 74132/2016; on July 16, 2016 ID n. 74185/2016; on July 16, 2016 ID n. 74195/2016; on July 19, 2016 ID n. 74902/2016. The Lessor declares that there are no reasons for which the attached assessments may not be valid at present. The Lessee recognizes that has received the information and the documentation, including the attachments, regarding the energy efficiency.

*******

The parties require filing in the database of the notary who is verifying the signatures. The present agreement, because its duration is longer than 9 years, according to art. 2643 of the Civil Code, will be recorded at the competent Agency of the Territory.

Annexes

A – Map of the lease area and relevant cadastral maps

B - Structures, appurtenances and technical systems

C - Structures, appurtenances and technical systems with right of use

D – Works and activities to be carried out by Alcoa Servizi s.r.l.

E - Works and activities to be carried out by Fusina Rolling s.r.l.

F – Draft text of the surface right agreement

G – Attestati di prestazione energetica (assessment of energy efficiency)

H – Proxy of Alcoa Servizi s.r.l.

Milan,

FUSINA ROLLING S.R.L.

Alessandra Nodari

ALCOA SERVIZI S.R.L.

Francesco Michelon

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